

Mail Stop 6010

December 6, 2007

Mr. Patrick J. O'Leary
Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

      Re: SPX Corporation
              Form 10-K for the Year Ended December 31, 2006
              File No. 001-06948

Dear Mr. O'Leary:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant